As filed with the Securities and Exchange Commission on May 31, 2002
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         WINTRUST FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               ILLINOIS                                         36-3873352
     (State or Other Jurisdiction                             (IRS Employer
  of Incorporation or Organization)                       Identification Number)

                              727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                DAVID A. DYKSTRA
            SENIOR EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER
                           AND CHIEF FINANCIAL OFFICER
                               727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

      The Commission is requested to send copies of all communications to:

                                                      CHRISTOPHER M. KELLY, ESQ.
     JENNIFER R. EVANS, ESQ.                           TIMOTHY J. MELTON, ESQ.
VEDDER, PRICE, KAUFMAN & KAMMHOLZ                    JONES, DAY, REAVIS & POGUE
    222 NORTH LASALLE STREET                              77 WEST WACKER
  CHICAGO, ILLINOIS 60601-1003                         CHICAGO, ILLINOIS 60601
       (312) 609-7500                                      (312) 782-3939

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                                   ____________________

                                              CALCULATION OF REGISTRATION FEE

====================================================================================================================================
       TITLE OF EACH CLASS OF           AMOUNT TO BE       PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED           PRICE PER SHARE(1)            OFFERING PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value*         1,150,000                  $27.02                    $31,073,000                $2,859
====================================================================================================================================

------------------
* Including the preferred share purchase rights associated therewith.
(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices on May 24, 2002, as reported on the Nasdaq National Market, of $27.45 and $26.59, respectively.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to completion, dated May 31, 2002

PROSPECTUS

                                1,000,000 SHARES
                         WINTRUST FINANCIAL CORPORATION
                                  COMMON STOCK
                             _______________________

Wintrust Financial Corporation is offering 1,000,000 shares of its common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "WTFC." The last reported sale price of our common stock as reported on Nasdaq on May 30, 2002 was $28.80 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 12.

                             _______________________


                              PRICE $    PER SHARE
                             _______________________


                                                    PER SHARE          TOTAL
                                                    ---------          -----
      Public offering price.....................   $                 $
      Underwriting discount.....................   $                 $
      Proceeds, before expenses, to Wintrust....   $                 $


The underwriters may also purchase up to an additional 150,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The shares of common stock will be ready for delivery on or about   , 2002.

                             _______________________

RBC CAPITAL MARKETS

               U.S. BANCORP PIPER JAFFRAY

                                    STIFEL, NICOLAUS & COMPANY
                                          INCORPORATED

                                                            RAYMOND JAMES

                             _______________________

                                     , 2002

                       [MAP SHOWING COMPANY'S FACILITIES]

                               TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary.............................................................1
Summary Consolidated Financial Data............................................9
Risk Factors..................................................................12
Use of Proceeds...............................................................18
Capitalization................................................................18
Price Range of Common Stock and Dividend Policy...............................19
Underwriting..................................................................20
Transfer Agent................................................................21
Legal Matters.................................................................21
Experts  .....................................................................22
Where You Can Find More Information...........................................22
Documents Incorporated By Reference...........................................22

                            ------------------------

         You should rely only on the information provided or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our common stock in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

         o our goals, intentions and expectations;

         o our business plans and growth strategies; and

         o estimates of our risks and future costs and benefits.

         These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in "Risk Factors" beginning on page 12.

         Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                               PROSPECTUS SUMMARY

         The items in the following summary are described in more detail later in this prospectus or in the other information incorporated by reference into this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information included in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus before making a decision to invest in our common stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

                         WINTRUST FINANCIAL CORPORATION

         We are a financial holding company headquartered in Lake Forest, Illinois, with total assets of approximately $3.0 billion at March 31, 2002. We operate seven community banks, all in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 31 banking facilities. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. Since late 1998, we have provided trust and investment services through our asset management subsidiary to customers of our banks. Through Wayne Hummer Investments LLC and Wayne Hummer Management Company, firms we acquired in February 2002 to expand our asset management business, we now provide brokerage and trust and investment services to over 35,000 customers, primarily in the Midwest, as well as to customers of our banks. In addition, we are involved in specialty lending through operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include one of the five largest, based on management's estimates, commercial insurance premium finance companies in the United States; a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto lending business which purchases loans through Chicago-area automobile dealerships.

         FINANCIAL SUMMARY

         The following table highlights the financial growth and performance of our organization for the five-year period ended December 31, 2001 and three-month periods ended March 31, 2002 and March 31, 2001.

                                AS OF OR FOR THE
                               THREE MONTHS ENDED
                                    MARCH 31,                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                -------------------    ------------------------------------------------------------
                                2002        2001         2001         2000        1999         1998        1997
                                ----        ----         ----         ----        ----         ----        ----
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue............    $   34,920  $   24,126   $  102,812   $   79,306  $   57,542   $   44,839  $   31,716
Net income...............         6,362       3,904       18,439       11,155       9,427        6,245       4,846
Earnings per share
   (diluted).............          0.40        0.29         1.27         0.83        0.73         0.49        0.40
Total assets.............     2,955,153   2,166,630    2,705,422    2,102,806   1,679,382    1,348,048   1,053,400
Loans....................     2,167,550   1,625,979    2,018,479    1,547,596   1,270,126      974,031     702,700
Deposits.................     2,417,315   1,916,756    2,314,636    1,826,576   1,463,622    1,229,154     917,701
Common shareholders'
   equity................       163,521     105,872      141,278      102,276      92,947       75,205      68,790
Return on average assets.          0.92%       0.75%        0.79%        0.60%       0.63%        0.53%       0.56%
Return on average equity.         17.12%      15.39%       15.24%       11.51%      11.58%        8.68%       7.88%


         The following table shows the compound annual growth rates we achieved over the one-, two-, three- and four-year periods ended December 31, 2001. Based on our business strategy and growth plans, we expect to continue to post higher than average growth rates in future periods.

                                                       COMPOUND ANNUAL GROWTH RATES
                                                -----------------------------------------------
                                                1 YEAR(1)     2 YEAR        3 YEAR       4 YEAR
                                                ---------     ------        ------       ------
         Total revenue.....................       29.6%        33.7%         31.9%        34.2%
         Net income........................       34.0         39.9          43.5         39.7
         Earnings per share (diluted)......       23.3         31.9          37.4         33.5
         Total assets......................       28.7         26.9          26.1         26.6
         Loans.............................       30.4         26.1          27.5         30.2
         Deposits..........................       26.7         25.8          23.5         26.0
         Common shareholders' equity.......       38.1         23.3          23.4         19.7

         ------------------
         (1)     Net income and earnings per share exclude a non-recurring after-tax charge of $2.6 million reported in
                 2000.

         The following table provides information regarding each of our banks.

                                                               TOTAL ASSETS AT       CURRENT
                                                                MARCH 31, 2002      NUMBER OF
                      BANK                    DATE OPENED       (IN THOUSANDS)      FACILITIES
         ---------------------------------   --------------   -------------------  ------------
         Lake Forest......................    December 1991        $722,531             7
         Hinsdale.........................     October 1993         533,083             5
         North Shore Community............   September 1994         581,032             7
         Libertyville.....................     October 1995         382,244             5
         Barrington.......................    December 1996         329,244             2
         Crystal Lake.....................    December 1997         194,130             4
         Northbrook.......................    November 2000         116,972             1

         COMMUNITY BANKING

         Each of our banking subsidiaries was founded as a de novo, or new, banking organization within the last approximately ten years. We have grown from $1.1 billion in assets at December 31, 1997 to approximately $3.0 billion in assets at March 31, 2002, and our diluted earnings per share have increased at a compound annual growth rate of 33.5% over the four-year period ended December 31, 2001. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, opening new banks and branch facilities and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of opening new banks and branch facilities. Our experience has been that it generally takes from 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

         ASSET MANAGEMENT AND BROKERAGE SERVICES

         Since late 1998, we have offered trust services in the communities served by our banks through Wintrust Asset Management Company. We employ experienced trust personnel and offer a full range of trust and investment services at Lake Forest Bank, North Shore Community Bank, Hinsdale Bank, Barrington Bank and Northbrook Bank. Prospective trust and investment customers at our other two banks are currently being served on an appointment basis.

         To expand our asset management business and to enter into the securities brokerage business, on February 20, 2002, we completed our acquisition of Wayne Hummer Investments, LLC, a registered broker-dealer, Wayne Hummer Management Company, a registered investment adviser, and Focused Investments LLC, a broker-dealer and wholly-owned subsidiary of Wayne Hummer Investments, each based in Chicago. We collectively refer to the businesses we acquired as the Wayne Hummer Companies. The acquisition has enabled us to augment fee-based revenue and to diversify our revenue stream by adding brokerage services as well as offering traditional banking products to the customers of the Wayne Hummer Companies. We paid $28 million for the Wayne Hummer Companies, consisting of $8 million in cash, 762,742 shares of common stock (then valued at $15 million) and $5 million of deferred cash payments to be made over a three-year period subsequent to the closing date. We also agreed to pay additional consideration contingent upon the attainment of certain performance measures over the next five years. We intend to continue to use the Wayne Hummer name in our brokerage and asset management operations. Effective May 20, 2002, the name of Wintrust Asset Management Company was changed to Wayne Hummer Trust Company.

         Through Wayne Hummer Investments, which we are currently operating as a separate subsidiary of Wintrust, we provide a full range of private client and securities brokerage services to approximately 35,000 customers, located primarily in the Midwest, with client assets of approximately $4.0 billion at March 31, 2002. Focused Investments provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois. Wayne Hummer Management Company provides money management services and advisory services to individuals and institutions, municipal and tax-exempt organizations, and four proprietary mutual funds. Wayne Hummer Management Company also provides portfolio management and financial supervision for a wide range of pension and profit-sharing plans. Individual accounts managed by Wayne Hummer Management Company totaled approximately $427 million at March 31, 2002, while the four managed funds had approximately $625 million in total assets at March 31, 2002. Wayne Hummer Management will continue to manage its mutual funds. Subject to bank regulatory approval, we plan to combine the individual account management part of this business with Wayne Hummer Trust Company, which at March 31, 2002, managed approximately $447 million of assets.

         SPECIALTY LENDING

         We conduct our specialty lending businesses through direct and indirect non-bank subsidiaries and divisions of our banks.

         Through First Insurance Funding we make loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by First Insurance Funding working through independent medium and large insurance agents and brokers located throughout the nation. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. Based on limited industry data available in certain state regulatory filings and First Insurance Funding management's experience in and knowledge of the premium finance industry, management estimates that, ranked by origination volumes, First Insurance Funding is one of the top five premium finance companies operating in the United States, with loan origination volume of approximately $1.3 billion during 2001. Our premium finance loans as of March 31, 2002, were $414.3 million, or 19% of our loan portfolio.

         Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2001, Tricom processed payrolls with associated client billings of approximately $248 million and contributed $7.5 million of revenues, net of interest expense, to us.

         We engage in other specialty lending through divisions of our banks, including indirect auto lending which we conduct through a division of Hinsdale Bank. The indirect automobile loans are diversified among many individual borrowers, secured by new and used automobiles and are generated by a large network of automobile dealers located in the Chicago area with which we have established relationships. Like other consumer loans, the indirect auto loans are subject to the banks' established credit standards. We regard substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships to deter third party fraud, and the banks are not dependent on any one dealer as a source of such loans. At March 31, 2002, our indirect auto loans were $184.4 million and comprised approximately 9% of our loan portfolio. Management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the net loan portfolio in the future.

OPERATIONAL STRATEGY

         Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which include the following:

         o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR BANKS AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management of Wintrust provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wayne Hummer Trust Company, Tricom and the Wayne Hummer Companies, have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations, subject to the oversight of our Board of Directors and the boards of our subsidiaries. Our banks enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

         o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking services, and retaining highly qualified managers is critical to our strategy. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Our practice of employing fewer, but highly qualified individuals at all levels of the organization is key to maintaining a decentralized management structure. Although our management compensation levels may be relatively high, we believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wayne Hummer Trust Company and Tricom mature.

         o MARKETING INNOVATIVE DEPOSIT AND LOAN PRODUCTS. Our banks offer local residents competitive retail products designed to attract customers and to provide the banks with the opportunity to introduce and cross-sell their full range of personalized banking services. Each of our banks has developed a strong customer base within its communities through the utilization of innovative community-oriented marketing programs. Our banks market their products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. While competitive pricing may create pressure on our net interest margin at times, to be more responsive to the needs of consumers in their specific markets, the banks have also introduced a variety of innovative deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. In addition, each of our banks has a large board of directors comprised of influential business persons and prominent individuals within their respective communities who assist the banking officers with business development. Consequently, we believe substantially all of our deposits are relatively stable, core deposits. We have been successful in growing our deposits at a compound annual growth rate of 26.0% from December 31, 1997 through December 31, 2001.

         o PURSUING A NUMBER OF SPECIALTY LENDING NICHES. We currently finance loans in several different specialty lending niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing, homeowners and condominium association lending and, more recently, small aircraft lending. Loans in our specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios, but may involve greater credit risks than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral or because we do not have direct customer relationships with the underlying borrowers.

         o        FOCUS ON GENERATING FEE INCOME TO AUGMENT NET INTEREST INCOME.
                  During 2001, we generated fee income from a variety of sources including the origination and sale of mortgage loans, account service charges, trust and asset management fees, premium income from call option contracts, as well as gains on sales of premium finance receivables and securities. In addition, we earn administrative fees at Tricom related to its payroll processing business. We have further diversified our sources of fee income with the acquisition of the Wayne Hummer Companies which will increase our noninterest income as a percentage of net revenues in 2002. Non-interest income (not including the $1.25 million we recovered during the quarter relating to a nonrecurring loss incurred in 2000) as a percentage of net revenues increased to 34% for the quarter ended March 31, 2002, from 28% for the comparable period in 2001.

GROWTH STRATEGY

         Key elements of our growth strategy include the following:

         o INTERNAL GROWTH. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation in the financial services industry continues, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for us. We may from time to time compete for deposits, particularly in our newer markets, with aggressive pricing, which may reduce our net interest margin. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue less aggressive deposit pricing at those banks with significant market share and more established customer bases.

                  As a result of our acquisition of the Wayne Hummer Companies, we expect certain customer funds currently invested in money market mutual funds at the Wayne Hummer Companies to become deposits of our banks. We plan to begin soliciting these deposits beginning about the end of the second quarter of 2002. We estimate that approximately $200 to $300 million may migrate from the mutual funds into deposit accounts of the banks by the end of 2002. This migration of funds to the banks is subject to the desire of the customers to make the transition of their funds into FDIC insured bank accounts, our capital capacity and the availability of suitable investments in which to deploy the funds. Pending reinvestment of these funds in loans or other higher-yielding earning assets, we plan to invest the deposit funds in assets suitable for bank investment.

         o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. Consistent with this strategy, in 2001 we opened two new locations. In February 2001, we opened a new branch of Crystal Lake Bank in McHenry, Illinois, and in September 2001, we opened Hoffman Estates Community Bank, a branch of Barrington Bank. Additionally, in January 2002 we opened a new branch of Hinsdale Bank in Riverside, Illinois; in May 2002, we opened a Highland Park, Illinois branch of Lake Forest Bank; and we will soon be opening a permanent facility for our Wauconda, Illinois branch of Libertyville Bank. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. We will continue to be impacted by start-up costs to the extent we undertake additional de novo bank, branch and business formations. In addition, we intend to explore and consider potential acquisitions of other community banks that are already operating in desirable markets. We believe some banks may be attracted to our commitment to local operational autonomy and may desire to provide their investors the liquidity that could be offered by our publicly traded stock. However, because of competition from other potential bidders or seller price expectations, we may not be successful in acquiring other banks at prices we consider attractive.

         o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches have enhanced the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. Certain of our related financial services businesses also contribute to higher fee income, such as administrative service fees earned by Tricom for payroll processing. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates. Acquisitions, if any, could have a short-term dilutive effect on earnings per share.

         o GROWTH OF TRUST AND INVESTMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. With the formation of Wayne Hummer Trust Company, formerly known as Wintrust Asset Management, in 1998, we began to market trust and investment services more aggressively to bank customers in an effort to expand our market share and increase our fee income. Due to its relatively small size and start-up nature, our trust business segment was not yet profitable in 2001, but our recent acquisition of the Wayne Hummer Companies has significantly expanded our investment services customer base and enables us to diversify our revenue stream. We expect that higher brokerage and asset management fees will allow us to increase noninterest income from 28% of total net revenues in 2001 to approximately 40% in 2002. We believe we can further expand our trust and investment services business by marketing our newly expanded base of brokerage and investment management products and services to our banking clients while offering trust services and estate planning products, as well as traditional banking services, to brokerage and asset management clients. We also expect to seek to recruit additional investment professionals to staff our banking locations. As a result, we may continue to experience higher expense ratios in this segment as we integrate the Wayne Hummer Companies into our business.

         o UTILIZING THE INTERNET AS A NEW DISTRIBUTION CHANNEL FOR BOTH EXISTING AND FUTURE BANK PRODUCTS AND SERVICES. We maintain community bank websites and a number of on-line financial services, including on-line banking, bill pay and check register, investment portfolio review, home mortgage applications, a community calendar, links to key sites and wireless access. We anticipate adding new products and services in the future, and expect that the Internet may become an increasingly important distribution channel for our banks. This will likely require continued investment to keep pace with technological change.

OFFICE LOCATION

         Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.

                                  THE OFFERING

Common stock offered..................................    1,000,000 shares

Offering price per share..............................    $

Common stock to be outstanding after the offering.....    16,750,605 shares(1)

Use of proceeds.......................................    We will use the net
                                                          proceeds of this
                                                          offering to increase
                                                          the capital at our
                                                          existing banks to
                                                          pursue growth
                                                          opportunities
                                                          and for general
                                                          corporate purposes.

Risk Factors..........................................    See "Risk Factors"
                                                          beginning on page 12
                                                          and other information
                                                          included in this
                                                          prospectus for a
                                                          discussion of factors
                                                          you should consider
                                                          carefully before
                                                          deciding to invest in
                                                          our common stock.

Nasdaq National Market symbol.........................    WTFC

------------------
(1) The number of shares shown to be outstanding after the offering is based on the number of shares of our common stock outstanding as of May 29, 2002, and does not include 4,346,395 shares reserved for issuance under our stock option and other compensation plans or upon the exercise of outstanding warrants. As of May 29, 2002, we had outstanding options to purchase 2,812,207 shares and warrants to purchase 229,313 shares of our common stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2001, are derived from our audited historical financial statements. The summary data presented below as of or for the three-month periods ended March 31, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the three-month periods have been included. Per share amounts have been adjusted to reflect the 3-for-2 stock split effected as a stock dividend effective as of March 14, 2002. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the three-month period ended March 31, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.


                             THREE MONTHS ENDED
                                  MARCH 31,                            YEARS ENDED DECEMBER 31,
                             ----------------------    -------------------------------------------------------
                             2002(1)       2001        2001         2000         1999        1998         1997
                             -------       ----        ----         ----         ----        ----         ----
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Total interest income.      $ 41,971      $  41,782    $ 166,455  $ 148,184    $ 109,331     $ 87,979    $ 65,111
Total interest expense...     19,803         24,506       92,441     87,184       61,597       51,215      38,339
                              ------         ------       ------     ------       ------       ------      ------
   Net interest income...     22,168         17,276       74,014     61,000       47,734       36,764      26,772
Provision for loan
   losses................      2,348          1,638        7,900      5,055        3,713        4,297       3,404
                               -----          -----        -----      -----        -----        -----       -----
   Net interest income
      after provision
      for loan losses...      19,820         15,638       66,114     55,945       44,021       32,467      23,368

Non-interest Income:
   Gain on sale of
      premium finance
      receivables........        766            942        4,564      3,831        1,033           --          --
   Fees on mortgage
      loans sold.........      2,017          1,524        7,831      2,911        3,206        5,569       2,341
   Trust, asset
      management and
      brokerage fees.....      4,570            450        1,996      1,971        1,171          788         626
   Service charges on
      deposit accounts...        738            547        2,504      1,936        1,562        1,065         724
   Administrative
      services revenues..        822          1,021       4,084       4,402          996           --          --
   Premium finance
      defalcation-partial
      settlement(2)......      1,250             --           --         --           --           --          --
   Securities (losses)
      gains, net.........       (215)           286          337        (40)           5           --         111
   Other.................      2,804          2,080        7,482      3,295        1,835          653       1,142
                               -----          -----        -----      -----        -----          ---       -----
      Total non-interest
        income(2)......       12,752          6,850       28,798     18,306        9,808        8,075       4,944
                              ------          -----       ------     ------        -----        -----       -----
(See footnotes on page 11)


                             THREE MONTHS ENDED
                                  MARCH 31,                            YEARS ENDED DECEMBER 31,
                             ------------------       --------------------------------------------------------
                             2002(1)       2001        2001         2000         1999        1998         1997
                             -------       ----        ----         ----         ----        ----         ----
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Non-interest Expense:
   Salaries and
      employee benefits    $   13,362     $  8,478    $ 35,628   $   28,119   $   20,808   $  18,944   $   14,204
   Equipment expense...         1,730        1,484       6,297        5,101        3,199       2,221        1,713
   Occupancy expense,
      net..............         1,544        1,244       4,821        4,252        2,991       2,435        1,896
   Data processing.....         1,014          830       3,393        2,837        2,169       1,676        1,337
   Advertising and
      marketing........           524          307       1,604        1,309        1,402       1,612        1,309
   Professional fees...           611          531       2,055        1,681        1,203       1,654        1,343
   Amortization of
      intangibles......            17          178         685          713          251         120          100
   Premium finance
      defalcation(2)...            --           --          --        4,320           --          --           --
   Other non-interest
      expenses.........         3,877        2,919      11,300        9,471        7,655       7,171        5,352
                           ----------     --------    --------   ----------   ----------   ---------   ----------
      Total
        non-interest
        expense(2).....        22,679       15,971      65,783       57,803       39,678      35,833       27,254
                           ----------     --------    --------   ----------   ----------   ---------   ----------
Income before taxes
   and cumulative
   effective of
   accounting change...         9,893        6,517      29,129       16,448       14,151       4,709        1,058
Income tax expense
   (benefit)...........         3,531        2,359      10,436        5,293        4,724      (1,536)      (3,788)
                           ----------     --------    --------   ----------   ----------   ---------   ----------
Income before
   cumulative effect
   of accounting change         6,362        4,158      18,693       11,155        9,427       6,245        4,846
Cumulative effect of
   change in
   accounting for
   derivatives, net of
   tax.................            --         (254)       (254)          --           --          --           --
                           ----------     --------    --------   ----------   ----------   ---------   ----------
I
   Net income..........    $    6,362     $  3,904    $ 18,439   $   11,155   $    9,427   $   6,245   $    4,846
                           ==========     ========    ========   ==========   ==========   =========   ==========

COMMON SHARE DATA:
Earnings per share:
   Basic...............    $     0.42     $   0.30    $   1.34   $     0.85   $     0.76   $    0.51   $     0.42
   Diluted.............          0.40         0.29        1.27         0.83         0.73        0.49         0.40
Cash dividends per
   common share(3).....         0.060        0.047       0.093        0.067           --          --           --
Book value per share...         10.41         8.19        9.72         7.92         7.06        6.15         5.65
Weighted average common
shares outstanding:
   Basic...............        15,078       12,923      13,734       13,066       12,373      12,212       11,633
   Diluted.............        15,991       13,377      14,545       13,411       12,837      12,742       12,129

SELECTED FINANCIAL
   CONDITION DATA (AT
   END OF PERIOD):
Total assets...........    $2,955,153   $2,166,630  $2,705,422   $2,102,806   $1,679,382  $1,348,048   $1,053,400
Total loans............     2,167,550    1,625,979   2,018,479    1,547,596    1,270,126     974,031      702,700
Total deposits.........     2,417,315    1,916,756   2,314,636    1,826,576    1,463,622   1,229,154      917,701
Notes payable..........        66,125       38,875      46,575       27,575        8,350          --       20,402
Long term debt - trust
   preferred securities        51,050       51,050      51,050       51,050       31,050      31,050           --
Total shareholders'
   equity..............       163,521      105,872     141,278      102,276       92,947      75,205       68,790

(See footnotes on following page)



                               THREE MONTHS ENDED
                                    MARCH 31,                            YEARS ENDED DECEMBER 31,
                               ------------------        -------------------------------------------------------
                               2002(1)       2001        2001         2000         1999        1998         1997
                               -------       ----        ----         ----         ----        ----         ----
SELECTED FINANCIAL
   RATIOS AND OTHER
   DATA:
Performance Ratios:
   Net interest
      margin(4)(5)(6)..         3.48%        3.67%       3.49%        3.66%        3.54%       3.43%        3.41%
   Core net interest
      margin(4)(6)(7)..         3.68         3.94        3.73         3.91         3.75        3.50         3.41
   Net interest
      spread(4)(6)(8)..         3.15         3.26        3.08         3.29         3.23        3.00         2.92
   Non-interest income
      to average
      assets(4)........         1.84         1.32        1.24         0.99         0.66        0.69         0.58
   Non-interest
      expense to
      average
      assets(2)(4).....         3.28         3.07        2.83         3.12         2.65        3.04         3.18
   Net overhead
      ratio(2)(4)(9)...         1.43         1.75        1.59         2.13         2.00        2.36         2.60
   Efficiency
      ratio(2)(10).....         64.2         66.4        63.7         72.3         68.6        79.8         86.0
   Return on average
      assets(2)(4).....         0.92         0.75        0.79         0.60         0.63        0.53         0.56
   Return on average
      equity(2)(4).....        17.12        15.39       15.24        11.51        11.58        8.68         7.88
   Average
      loan-to-average
      deposit ratio....         89.8         87.1        87.4         87.7         86.6        80.1         80.1
   Dividend payout
      ratio(3)(4)......          7.5          8.0         7.4          8.0           --          --           --

Asset Quality Ratios:
   Non-performing
      loans to total
      loans............         0.53%        0.86%       0.64%        0.63%        0.55%       0.56%        0.60%
   Allowance for loan
      losses to:
      Total loans......         0.68         0.68        0.68         0.67         0.69        0.72         0.73
      Non-performing
        loans..........       128.07        79.35      105.63       107.75       126.10      129.66       121.64
   Net charge-offs to
      average
      loans(2)(4)......         0.26         0.25        0.26         0.24         0.19        0.28         0.31
   Non-performing
      assets to total
      assets...........         0.39         0.64        0.48         0.46         0.41        0.45         0.40
Other data at end of
   period:
   Number of banking
      facilities.......           30           29          29           28           24          21           17

------------------
(1) We completed our acquisition of the Wayne Hummer Companies effective as of February 1, 2002. The results for the quarter ended March 31, 2002 include the results of the Wayne Hummer Companies since February 1, 2002.
(2) In 2000, we recorded a $4.3 million pre-tax charge ($2.6 million after-tax) related to a fraudulent loan scheme perpetrated against our premium finance subsidiary. The amount of this charge was not included in loans charged off because a lending relationship had never been established. In the first quarter of 2002, we recovered $1.25 million (pre-tax) of this amount ($754,000 after-tax).
(3) We declared our first semi-annual dividend payment in January 2000. Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(4)     Certain financial ratios for interim periods have been annualized.
(5)     Net interest income divided by average interest-earning assets.
(6)     Calculated on a tax-equivalent basis.
(7) Core net interest margin excludes the interest expense associated with the trust preferred securities.
(8) Yield earned on average interest-earning assets less rate paid on average interest-bearing liabilities.
(9) Non-interest expense less non-interest income divided by average total assets.
(10) Non-interest expense (excluding non-recurring items) divided by the sum of net interest income on a tax equivalent basis, plus non-interest income (excluding securities gains and losses).

                                  RISK FACTORS

         You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

         Our historical results have been impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. To expand into additional communities in and around Chicago, we may undertake additional de novo bank formations or branch openings. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and we are likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expect or than our experience has shown. For example, Wayne Hummer Trust Company, which we formed on September 30, 1998, as Wintrust Asset Management, is not yet operating profitably.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY.

         Although we have historically grown primarily through de novo bank formations and the establishment of new branch offices, our strategic plan also includes potential acquisitions of other financial institutions in attractive markets, trust and investment management services companies such as our recent acquisition of the Wayne Hummer Companies and specialty lending or related financial services businesses that offer unique earning asset niches or fee income. We may not be successful in implementing our strategy for any number of reasons, many beyond our control, including the following:

         o if we are unable to identify attractive markets, locations or opportunities, including attracting the necessary management, to expand in the future, whether through de novo bank formations, the addition of branch facilities or through acquisitions of other community banks, specialty financial services companies or fee-based businesses;

         o if potential acquisitions are not available on terms acceptable or favorable to us;

         o if we are unable to obtain the required regulatory approvals for any proposed acquisitions; or

         o if we are unable to successfully integrate, operate and manage any business that we acquire, including the Wayne Hummer Companies.

         WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

         Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain our executive officers and the current senior management teams of each of our banks, First Insurance, Tricom, Wayne Hummer Trust Company and the Wayne Hummer Companies, will continue to be critical to the successful implementation of our strategies. We have entered into employment contracts with four of our executive officers, including Edward J. Wehmer, our President and Chief Executive Officer, David A. Dykstra, our Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer, Robert F. Key, our Executive Vice President - Marketing, and Lloyd M. Bowden, our Executive Vice President - Technology, as well as with approximately 48 of those senior officers who we consider to be key employees. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. We do not currently maintain key-man life insurance policies. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB LOSSES THAT MAY OCCUR IN OUR LOAN PORTFOLIO.

         Our allowance for loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolios. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for loan losses is adequate to absorb losses that may develop in our existing portfolios of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

         Of our total loans at March 31, 2002, 19% are comprised of commercial insurance premium finance receivables that we generate through First Insurance. These loans, intended to enhance the average yield of earning assets of our banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations. The average term to maturity of these loans is less than 12 months, and the average loan size is less than $30,000.

         Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a non-recurring after-tax charge of $2.6 million in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have since enhanced our internal control system at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

         Due to continued growth in origination volume of premium finance receivables since the second quarter of 1999, we have been selling some of the loans First Insurance originates to an unrelated third party. We have recognized gains on the sales of the receivables, and the proceeds of sales have provided us with additional liquidity. Consistent with our strategy to be asset driven, we expect to pursue similar sales of premium finance receivables in the future; however, we cannot assure you that there will continue to be a market for sale of these loans and the extent of our future sales of these loans will depend on the level of new volume growth in relation to our capacity to retain the loans within our subsidiary banks' loan portfolios. Because we have a recourse obligation to the purchaser of premium finance loans that we sell, we could incur losses in connection with the loans sold if collections on the underlying loans prove to be insufficient to repay to the purchaser the principal amount of the loans sold plus interest at the negotiated buy-rate and if the collection shortfall on the loans sold exceeds our estimate of losses at the time of sale.

OUR STRATEGY OF PURSUING SPECIALTY LENDING NICHES MAY EXPOSE US TO CREDIT RISKS THAT ARE UNIQUE FOR A COMMUNITY BANKING ORGANIZATION OF OUR SIZE.

         At March 31, 2002, 34% of our total loan portfolio consisted of loans we make in what we consider to be specialty lending niches. In addition to our premium finance loans, we engage in indirect auto lending, accounts receivable financing, mortgage broker warehouse lending, and to a much lesser extent, medical and municipal equipment leasing, loans to condominium, homeowner and community associations, and small aircraft lending.

         Our portfolio of automobile loans are originated indirectly through unaffiliated automobile dealers located throughout the Chicago metropolitan area. At March 31, 2002, our indirect auto loans were $184.4 million and comprised approximately 9% of our loan portfolio. Because we are lending through third-party originators, our indirect auto portfolio may be relatively riskier than direct consumer lending. Also, because the indirect auto loan industry is highly competitive, the cost of collection and repossession of the underlying collateral may significantly reduce the profitability of this portfolio, particularly in a recessionary environment.

         Through Tricom we finance payrolls of companies engaged in the temporary staffing business. At March 31, 2002, these finance receivables totaled $17.6 million and represented approximately 1% of our loan portfolio. The principal source of repayments on the loans we make in this niche are payments to our borrowers from their customers who are located throughout the United States. While we employ lockboxes and other cash management techniques to protect our interests, to the extent third parties fail to pay or fraudulently engage in the conversion of funds through misuse or nonuse of the lockbox or the creation of ghost payrolls, we may suffer losses.

         Our lease financing niche may involve a higher degree of credit risk than mortgage or consumer lending due primarily to the potential for relatively rapid depreciation of medical equipment and other assets securing leases. Similarly, in the event of a default of loans originated in our aircraft lending program, the marketability of the collateral may make it more difficult to convert this collateral to cash, especially in an adverse economic environment. In our condominium and homeowner association lending niche, we may face difficulties in securing repayment from our association borrowers to the extent they are unable to collect assessments from their members, and we may suffer losses if we are unable to enforce liens against homeowner properties.

OUR ASSET MANAGEMENT AND BROKER-DEALER BUSINESSES MAY BE AFFECTED BY FLUCTUATIONS IN THE TRADING VOLUME AND PRICE LEVELS OF SECURITIES AND WE MAY BE ADVERSELY AFFECTED BY A DOWNTURN IN THE U.S. SECURITIES MARKET.

         The results of our brokerage and asset management subsidiaries depends heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Because a significant portion of our revenue in these businesses is derived from commissions, margin interest revenue and principal transactions, a decline in stock prices, trading volumes or liquidity could result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our brokerage clients to fulfill their credit obligations, which would adversely affect our profitability.

         We often permit our brokerage clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser's indebtedness. If a client is unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation.

         Many factors outside our control may directly affect the securities and investment management industries, in many cases in an adverse manner. These include economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international financial communities, inflation, currency values, the level and volatility of interest rates, market conditions, the availability and cost of short-term or long-term funding and capital, and the credit capacity or perceived credit worthiness of the securities industry in the marketplace.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

         Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. If market interest rates should move contrary to our "gap" position on interest earning assets and interest bearing liabilities, the "gap" will work against us and our net interest income may be negatively affected. The success of our covered call option strategy may also be affected by changes in interest rates. With the decline in interest rates over the last year to historically low levels, we have been able to augment the total return of our investment securities portfolio by selling call options on fixed-income securities we own. We recorded fee income of $4.3 million during 2001 and $1.6 million during the first quarter of 2002 from premiums earned on these covered call option transactions. In a rising interest rate environment, particularly if the yield curve remains steep, the amount of premium income we earn on these transactions will likely decline.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or Illinois chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. In recent years, several major multi-bank holding companies have entered or expanded in the Chicago metropolitan market. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

         We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future banking legislation and regulations have had, will continue to have or may have a significant impact on the financial services industry. Some of the legislative and regulatory changes may increase our costs of doing business and, as a result, advantage our competitors who may not be subject to similar legislative and regulatory requirements. In addition, self regulatory organizations, such as the New York Stock Exchange and the National Association of Securities Dealers, require our securities brokerage subsidiaries to comply with their extensive rules and regulations, and we could be adversely affected by applicable changes in such legislation and regulation.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

         Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Adverse changes in the economy could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF THE COMMON STOCK.

         Our board of directors has the authority, without action or vote of the shareholders, to issue all or part of any authorized but unissued shares of our common stock and preferred stock, including common shares authorized to be issued under our stock option plan, shares that employees may purchase at their election pursuant to our Employee Stock Purchase Plan and shares that may be issuable to our directors as compensation for attendance at Board meetings pursuant to our Directors Deferred Fee and Stock Plan. In the future, we may also issue additional securities, through public or private offerings, in order to raise additional capital to support our growth or in connection with possible acquisitions. Future issuances will dilute the percentage of ownership interest of shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED BY LAW AND CONTRACT.

         Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our banks. The amount of dividends that our banks may pay to us is limited by federal and state banking laws and regulations. We registered as a financial holding company in connection with our acquisition of the Wayne Hummer Companies, and, as a result, our banks are now required to maintain capital sufficient to meet the "well-capitalized" standards set by the regulators and will be able to pay dividends to us only so long as their capital continues to exceed these levels. We or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our or our banks' business. We are also prohibited from paying dividends on our common stock if we have not made distributions or required payments on our outstanding trust preferred securities and debt securities.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price. All of the 762,734 shares of our common stock issued in connection with the acquisition of the Wayne Hummer Companies, as well as certain other shares, are covered by resale registration statements. These shares can be freely sold in the market. The market price of our common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of our shares.

OUR SHAREHOLDER RIGHTS PLAN AND PROVISIONS IN OUR ARTICLES OF INCORPORATION AND OUR BY-LAWS MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.

         Our board of directors has implemented a shareholder rights plan. The rights, which are attached to our shares and trade together with our common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for our shares without negotiating with our board of directors or to launch a proxy contest or to acquire control of a larger block of our shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The plan also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent directors and key management. In addition, our executive officers may be more likely to retain their positions with us as a result of the plan, even if their removal would be beneficial to shareholders generally.

         Our articles of incorporation and our by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

         These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

                                USE OF PROCEEDS

         The net proceeds to us from the sale of 1,000,000 shares of our common stock in this offering are estimated to be approximately $____ million (assuming no exercise of the underwriters' over-allotment option) after deducting the underwriting discount and aggregate offering expenses payable by us. The offering expenses are estimated to be approximately $250,000.

         We will use the net proceeds of this offering to increase the capital at our existing banks to pursue growth opportunities and for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth our total indebtedness and capitalization at March 31, 2002, on an historical basis and as adjusted for the offering (assuming no exercise of the underwriters' over-allotment option) as if such sale had been consummated on March 31, 2002. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.


                                                                                           MARCH 31, 2002
                                                                                       ------------------------
                                                                                        ACTUAL       AS ADJUSTED
                                                                                        ------       -----------
                                                                                       (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Other borrowings (including securities sold under agreement to repurchase,
   federal funds purchased and Federal Home Loan Bank advances).................       $203,624       $203,624
Notes payable under revolving credit line with an unaffiliated commercial bank..         66,125         66,125
Long-term debt--trust preferred securities......................................         51,050         51,050
                                                                                       --------       --------
   Total indebtedness...........................................................        320,799        320,799
                                                                                       --------       --------
SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated Junior Serial Preferred Stock A; no shares
   issued and outstanding.......................................................             --             --
Common stock, no par value; 30,000,000 shares authorized; 15,711,641 shares
   issued and outstanding; 16,711,641 shares issued and outstanding as adjusted.         15,712         16,712
Surplus.........................................................................        116,201
Common stock warrants to acquire 231,209 shares(1)..............................             98             98
Retained earnings...............................................................         36,482         36,482
Accumulated other comprehensive loss............................................         (4,972)        (4,972)
                                                                                       --------      ---------
   Total shareholders' equity...................................................        163,521
                                                                                       --------      ---------
   Total capitalization.........................................................       $484,320      $
                                                                                       ========      =========
CAPITAL RATIOS:
Leverage ratio(2)...............................................................            7.0%
Tier 1 capital ratio............................................................            7.6
Total risk based capital ratio..................................................            8.2

------------------
(1)     The warrants are exercisable at prices ranging from $9.90 to $10.00 per share and expire between
        December 2002 and November 2005.
(2)     The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The following table sets forth the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the semi-annual dividends paid by us during such periods. The following information gives effect to a 3-for-2 stock split effective as of March 14, 2002.


                                             HIGH              LOW           DIVIDEND
                                             ----              ---           --------
2002
----
First Quarter.......................        $22.99           $18.33          $0.0600
Second Quarter (through May 30).....         29.30            22.22             --

2001
----
First Quarter.......................        $12.75           $10.54          $0.0467
Second Quarter......................         17.62            11.67             --
Third Quarter.......................         21.41            16.27           0.0467
Fourth Quarter......................         22.13            17.93             --

2000
----
First Quarter.......................        $10.67          $  8.92          $0.0333
Second Quarter......................         10.83             9.17             --
Third Quarter.......................         11.88            10.17           0.0333
Fourth Quarter......................         11.33            10.25             --


         As of May 29, 2002, there were 1,245 shareholders of record of our common stock.

COMMON STOCK DIVIDEND POLICY

         In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual cash dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below.

         Because the principal source of our income at the holding company level is dividends from our banks, our ability to pay dividends on common stock is dependent on the banks' ability to pay dividends to us. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations. During 2001 and 2000, our banks paid us dividends of $13.5 million and $16.0 million, respectively. During 1999, the banks paid no dividends. De novo banks are prohibited from paying dividends during the first three years of operations. Currently, Northbrook Bank, which began operations in November 2000, is our only bank subject to this dividend restriction; this restriction will lapse in November 2003.

         Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase from us an aggregate of 1,000,000 shares of common stock in the amount set forth opposite their respective names.

                                                             NUMBER
                       UNDERWRITERS                         OF SHARES
                       ------------                         ---------
RBC Dain Rauscher Inc..................................
U.S. Bancorp Piper Jaffray Inc.........................
Stifel, Nicolaus & Company, Incorporated...............
Raymond James & Associates, Inc........................     ---------
   Total...............................................     1,000,000
                                                            =========


         The underwriting agreement provides that the underwriters' obligations are subject to specified conditions precedent and that the underwriters are committed to purchase all of the shares of our common stock offered hereby if the underwriters purchase any of such shares of common stock.

         The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a
concession not in excess of $     per share. The underwriters may allow and such
dealers may reallow a discount not in excess of $     per share to certain other
brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our common stock solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby.

         The underwriters' commissions are shown in the following table. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                       FULL
                                                   NO EXERCISE       EXERCISE
                                                   -----------       --------
Per share.......................................    $               $
Total...........................................    $               $


         In connection with the offering of the shares of our common stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the shares of our common stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of our common stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of our common stock in the open market following completion of the initial offering of the shares of our common stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of our common stock at a level above that which might otherwise prevail in the open market. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our common stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

         In connection with this offering, some underwriters may also engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

         We agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

         We and our executive officers and directors have agreed that for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of RBC Dain Rauscher Inc., directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares exercisable for shares of our common stock, except in limited circumstances.

         We have agreed that, except pursuant to a publicly announced stock repurchase program to purchase shares of our common stock or under our stock option plan or employee stock purchase plan, we will not for a period of 180 days after the date of this prospectus, without the prior written consent of RBC Dain Rauscher Inc., purchase, redeem or call for redemption, or prepay or give notice of prepayment (or announce any redemption or call for redemption, or any prepayment or notice of prepayment) of, any of our securities.

         The underwriters have informed us that they do not intend to confirm sales to any discretionary account without the prior written approval of the customer in compliance with NASD Rule 2720(l).

                                 TRANSFER AGENT

         The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.

                                 LEGAL MATTERS

         Certain legal matters relating to the common stock offered by this prospectus, including the validity of the common stock, have been passed upon for us by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters have been passed upon for the underwriters by Jones, Day, Reavis & Pogue, Chicago, Illinois.

                                    EXPERTS

         Our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in our Annual Report and in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                      DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

         Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002 (File No. 0-21923);

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated January 17, 2002, filed with the SEC on February 8, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated February 20, 2002, filed with the SEC on February 22, 2002 (File No. 0-21923);

         o our Current Report on Form 8-K dated April 19, 2002, filed with the SEC on May 3, 2002 (File No. 0-21923); and

         o the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997 (File No. 0-21923), and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998 (File No. 0-21923).

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

         You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Operating Officer, at the following address and phone number:

         Wintrust Financial Corporation
         727 North Bank Lane
         Lake Forest, Illinois 60045-1951
         (847) 615-4096

                                1,000,000 SHARES




                         WINTRUST FINANCIAL CORPORATION



                                  COMMON STOCK




                                --------------------
                                PRICE $   PER SHARE
                                --------------------




RBC CAPITAL MARKETS

             U.S. BANCORP PIPER JAFFRAY

                             STIFEL, NICOLAUS & COMPANY
                                     INCORPORATED

                                                    RAYMOND JAMES








                                ------------------

                                           , 2002
                                ------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration and NASD filing fees:

         SEC registration fee...........................        $  2,859
         NASD filing fee................................           3,608
         Blue Sky and NASD qualification fees...........           5,000
         Legal fees and expenses........................         130,000
         Accounting fees and expenses...................          35,000
         Printing and mailing expenses..................          30,000
         Miscellaneous..................................          43,533
                                                                --------
            Total.......................................        $250,000
                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Wintrust pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In accordance with the Illinois Business Corporation Act (being Chapter 805, Act 5 of the Illinois Compiled Statutes), Articles Eight and Nine of the Registrant's Certificate of Incorporation provide as follows:

         ARTICLE EIGHT: No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct of a knowing violation of law, (c) under Section 8.65 of the BCA, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

         ARTICLE NINE, PARAGRAPH 1: The corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. Expenses incurred in defending a civil, criminal, administrative, investigative or other action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding in accordance with the provisions of Section 8.75 of the BCA.

         The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of shareholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         PARAGRAPH 2: The corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article or otherwise.

         PARAGRAPH 3: For purposes of this Article, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

         PARAGRAPH 4: The provisions of this Article shall be deemed to be a contract between the corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the BCA, or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

         PARAGRAPH 5: For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

         Section 6.3 of the Registrant's By-laws provides as follows:

         SECTION 6.3. MANDATORY INDEMNIFICATION. To the extent that a director, officer, employee or agent of a corporation, or any subsidiary or subsidiaries, as the case may be, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 and 6.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Illinois Business Corporation Act provides for indemnification of officers, directors, employees and agents as follows:

         5/8.75 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

                  (a) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful.

                  (b) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

                  (c) To the extent that a present or former director, officer or employee of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

                  (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors designated by a majority vote of the directors, even though less than a quorum, (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

                  (e) Expenses (including attorney's fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorney's fees) incurred by former directors and officers or other employees and agents may be so paid on such terms and conditions, if any, as the corporation deems appropriate.

                  (f) The indemnification and advancement of expenses provided by or granted under the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

                  (g) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Section.

                  (h) If a corporation indemnifies or advances expenses to a director or officer under subsection (b) of this Section, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders meeting.

                  (i) For purposes of this Section, references to "the corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of such merging corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

                  (j) For purposes of this Section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this Section.

                  (k) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

                  (l) The changes to this Section made by this amendatory Act of the 92nd General Assembly apply only to actions commenced on or after the effective date of this amendatory Act of the 92nd General Assembly (Last amended by P.A. 92-0033, L. '01, eff. 7-1-01.)

         Wintrust has purchased $20 million of insurance policies which insure Wintrust's directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, Wintrust maintains fiduciary liability coverage up to a $2 million limit and trust errors and omissions coverage up to a limit of $15 million.

ITEM 16.  EXHIBITS

  1.1    Form of Underwriting Agreement.*

  3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

  3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

  3.3 Amended By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3(i) of the 3.3 Company's Form 10-Q for the quarter ended June 30, 1998).

  4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28,1998).

  4.2 Certain instruments defining the rights of holders of long-term debt of the Company and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as Exhibits. The Company hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

  5.1    Opinion of Vedder, Price, Kaufman & Kammholz regarding legality.*

  23.1   Consent of Ernst & Young LLP.*

  23.2 Consent of Vedder, Price, Kaufman & Kammholz (included in opinion filed as Exhibit 5.1).

  24.1 Power of Attorney (included on signature page of registration statement).

------------------
*       Filed herewith.

ITEM 17.  UNDERTAKINGS

         (a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effect.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on this 31st day of May, 2002.

                                    WINTRUST FINANCIAL CORPORATION

                                    By:  /s/  Edward J. Wehmer
                                         ---------------------------------------
                                         Edward J. Wehmer
                                         President and Chief Executive Officer

         We, the undersigned directors of Wintrust Financial Corporation, and each of us, do hereby constitute and appoint each and any of Edward J. Wehmer and David A. Dykstra our true and lawful attorney and agent, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any other registration statements related to the offering that is the subject of this registration statement filed pursuant to Rule 462; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 31st day of May, 2002 in the capacities indicated.

         SIGNATURE                                     TITLE
         ---------                                     -----
/s/  Edward J. Wehmer                     President and Chief Executive
-----------------------------                  Officer and Director
     Edward J. Wehmer

                                         Senior Executive Vice President, Chief
/s/  David A. Dykstra              Operating Officer and Chief Financial Officer
-----------------------------              (Principal Financial Officer)
     David A. Dykstra


/s/  David L. Stoehr                     Senior Vice President-- Finance
-----------------------------             (Principal Accounting Officer)
     David L. Stoehr

/s/  John S. Lillard
-----------------------------                   Chairman and Director
     John S. Lillard

/s/  Joseph Alaimo
-----------------------------                         Director
     Joseph Alaimo

/s/  Peter D. Crist
-----------------------------                         Director
     Peter D. Crist

         SIGNATURE                                     TITLE
         ---------                                     -----

/s/  Bruce K. Crowther
-----------------------------                         Director
     Bruce K. Crowther

/s/  Bert A. Getz, Jr.
-----------------------------                         Director
     Bert A. Getz, Jr.

/s/  William C. Graft
-----------------------------                         Director
     William C. Graft

/s/  Philip W. Hummer
-----------------------------                         Director
     Philip W. Hummer

/s/  Raymond L. Kratzer
-----------------------------                         Director
     Raymond L. Kratzer

/s/  James B. McCarthy
-----------------------------                         Director
     James B. McCarthy

/s/  Marguerite Savard McKenna
-----------------------------                         Director
     Marguerite Savard McKenna

/s/  Albin F. Moschner
-----------------------------                         Director
     Albin F. Moschner

/s/  Dorothy M. Mueller
-----------------------------                         Director
     Dorothy M. Mueller

/s/  Thomas J. Neis
-----------------------------                         Director
     Thomas J. Neis

/s/  Christopher J. Perry
-----------------------------                         Director
     Christopher J. Perry

/s/  Hollis W. Rademacher
-----------------------------                         Director
     Hollis W. Rademacher

/s/  Penelope J. Randel
-----------------------------                         Director
     Penelope J. Randel

/s/  J. Christopher Reyes
-----------------------------                         Director
     J. Christopher Reyes

/s/  Peter Rusin
-----------------------------                         Director
     Peter Rusin

/s/  John N. Schaper
-----------------------------                         Director
     John N. Schaper

         SIGNATURE                                     TITLE
         ---------                                     -----

/s/  John J. Schornack
-----------------------------                         Director
     John J. Schornack

/s/  Ingrid S. Stafford
-----------------------------                         Director
     Ingrid S. Stafford

/s/  Katharine V. Sylvester
-----------------------------                         Director
     Katharine V. Sylvester

/s/  Larry Wright
-----------------------------                         Director
     Larry Wright

                                  EXHIBIT LIST

  1.1    Form of Underwriting Agreement.*

  3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

  3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

  3.3 Amended By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3(i) of the 3.3 Company's Form 10-Q for the quarter ended June 30, 1998).

  4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).

  4.2 Certain instruments defining the rights of holders of long-term debt of the Company and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as Exhibits. The Company hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

  5.1    Opinion of Vedder, Price, Kaufman & Kammholz regarding legality.*

  23.1   Consent of Ernst & Young LLP.*

  23.2 Consent of Vedder, Price, Kaufman & Kammholz (included in opinion filed as Exhibit 5.1).

  24.1 Power of Attorney (included on signature page of registration statement).

------------------
*       Filed herewith.